SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem's operating performance, record-high exports, overseas operations and international petrochemical spreads support strong results in 2015

EBITDA reached R$9,372 million

HIGHLIGHTS:

Brazil:

▶  In 2015, Brazilian demand for resins (PE, PP and PVC) was approximately 4.9 million tons, down 7.6% from 2014. During the period, the market share gain by 1 p.p. led the sales volume in the year to 3.4 million tons, down 6% from 2014, less than the contraction in the market.

▶  Despite the contraction in domestic resins demand in 2015, Braskem’s crackers operated at an average capacity utilization rate of 89%, up 3 p.p. on the prior year, reflecting the Company’s solid operating performance, with record production of basic petrochemicals; on the other hand, the Rio de Janeiro Complex continued to operate at low capacity utilization rates due to lower feedstock deliveries. Excluding the impact from the lower feedstock supply in Rio de Janeiro, the utilization rate in the year would have been 92%. In 4Q15, Braskem’s crackers operated at an average utilization rate of 83%, reflecting the incident at the Mauá Petrochemical Complex.

▶  To offset the contraction in the domestic market, Braskem’s resins exports in 4Q15 came to 289 kton, 5% more than in 4Q14. Exports of key basic petrochemicals were 342 kton, down 16% from 4Q14. In 2015, the Company reported record exports of resins and basic petrochemicals, with growth of 28% and 1%, respectively.

▶  On Dec. 23, 2015, Braskem signed a new petrochemical naphtha supply agreement with Petrobras, valid for five years. Even though the new contract does not fully reflect the necessary conditions to guarantee the competitiveness of the chemical and petrochemical industry, Braskem considers the agreement important for reducing the severe uncertainties surrounding the industry and for preventing the shutdown of petrochemical crackers, given the challenging moment faced by Brazil’s industrial sector and economy.

United States, Europe and Mexico:

▶  In the USA & Europe unit, the PP plants in 4Q15 operated at an average capacity utilization rate of 101%, reflecting the excellent operating efficiency and stronger demand for PP. In 2015, the average utilization rate was 98%, up 6 p.p. from 2014, led by the industrial units in the United States, which set new production record.

▶  The fourth quarter of the year registered a new production record at the USA & Europe unit, of 510 kton, up 9% from 4Q14. For the third straight quarter, PP sales posted a new record, of 517 kton, influenced by the recoveries in the U.S. and European economies.

▶  The petrochemical complex in Mexico, which is operated by the subsidiary Braskem Idesa, reached 99% completion at the end of the year. The utilities area is already operational and the main and accessory feedstocks have already been delivered to the site to support the cracker’s startup and the launch of polyethylene production.

Braskem – Consolidated:

▶  In 2015, Braskem recorded record EBITDA in both BRL and USD, of R$9,372 million and US$2,808 million, representing a growth of 67% and 17%, respectively, on the prior year. The improvement is mainly due to (i) the good operating performance; (ii) healthy resins spreads in the international market; (iii) higher export sales volume; (iv) the performance of the United States & Europe operations; and (v) the 42% average Brazilian real depreciation.

▶  In 4Q15, the Company posted EBITDA in BRL and USD of R$2,234 million and US$581 million, respectively, contracting from 3Q15, which is explained by: (i) seasonality, with lower sales volumes of resins and basic petrochemicals; (ii) the lower petrochemical spreads in the international market; which were partially offset by (iii) the 8% average Brazilian real depreciation; and (iv) the continued good performance of the United States & Europe operations. Compared to the same period last year, EBITDA advanced 65% in Brazilian real and 8% in U.S. dollar.

▶  Consolidated net income amounted to R$158 million in the quarter and R$2,899 million in the year, or R$220 million and R$3,140 million attributable to the Company’s shareholders, related to Parent Company net income.

▶  Braskem's leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, stood at 1.91 times, which is the lowest level of the last nine years, 7% lower than in 3Q15 and 26% lower than in 4Q14.

▶  In December, the risk rating agencies Standards & Poor’s and Fitch Ratings reaffirmed the Company’s investment grade rating on the global scale of "BBB-", despite the downgrade in Brazil’s sovereign rating. This marks the first time that Braskem’s rating is above that of the country’s sovereign rating. Braskem maintains investment grade ratings at the three main rating agencies: Fitch, S&P and Moody’s.

▶  In 2015, Braskem class “A" preferred stock was the third best performing stock among components of the Bovespa Index, after gaining 66% in the year.

Innovation & Sustainability

▶  For the eleventh straight year, Braskem was selected as a component of the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (BM&FBovespa). Braskem's continued inclusion in the index reflects its commitment to the best practice of corporate governance, social responsibility, financial management and environmental preservation.

▶  In occupational safety, the recordable and lost-time injury frequency rate, considering both Team Members and Partners, was 0.68 accident per million hours worked, which is Braskem's best result ever and maintains a sequence of 8 years of successive reductions in accident rates. In environmental performance, Braskem made progress on various actions that supported record results in all of the Company’s eco-efficiency indicators.

▶  Another highlight is the assistance provided to 470 Clients through 16,000 support tests conducted at the Innovation & Technology Center in Brazil. Meanwhile, the technology center in the United States provided support to 50 clients through 7,000 analysis.

EXECUTIVE SUMMARY

The year 2015 was marked by a more unfavorable economic scenario in Brazil than initially expected, lower-than-expected GDP growth in China (6.9%, the lowest in 25 years), declines in international commodity prices and weakening currencies in emerging economies, especially the Brazilian real.

In this context, Braskem’s operations in Brazil focused on improving their key operational indicators and boosting sales by increasing exports. Other priorities in year were renewing the power supply agreement with Chesf, which is critical to the operation of Braskem’s plants in Alagoas and Bahia, and the signing of a long-term naphtha supply agreement with Petrobras.

In the USA & Europe operations, the focus remained on operating performance in order to capitalize on the recovery of the U.S. economy and the stabilization of European economies. As a result, the year 2015 was marked by record production and sales at the USA & Europe operations.

Regarding the Mexico project, the main challenge was completing construction of the new petrochemical complex.

Brazil:

The sharp slowdown in key sectors of the Brazilian economy, such as services, construction and infrastructure, continued to affect the labor market by reducing income levels and consequently household spending and investments. The Central Bank’s Economic Activity Index points to a contraction of 3.85% through November 2015 compared to the prior year.

Brazil’s resins market stood at 4,926 kton, contracting 7.6% from 2014, with a sharper contraction of 17% in the 4Q15 compared to 4Q14.

This situation led Braskem to pursue opportunities in the export market during the year in order to maintain its crackers in Brazil operating at high capacity utilization rates.

In this context, Braskem sold 3,362 kton in Brazil in 2015, 6% less than in 2014, which represents the recovery of 1 p.p. in market share. In the quarter, Braskem’s sales came to 751 kton, decreasing 12% from 4Q14, leading its market share to contract by 1 p.p.

The Company’s resins exports in the year increased 28% to 1.4 million tons. Exports of the main basic petrochemicals came to 1.5 million tons, an increase of 1% from 2014.

In terms of feedstock supply, the year was marked by two important agreements: (i) in August 2015, the power supply agreement with CHESF, valid through 2037; and (ii) on Dec. 23, 2015, the petrochemical naphtha supply agreement with Petrobras for annual supply of 7 million tons of naphtha over five years, at a price corresponding to 102.1% of the ARA price reference.

Crude oil prices fell sharply over the course of 2015, which reduced the competitive advantage of gas-based producers compared to naphtha-based producers.

In this scenario, naphtha, the main feedstock used by the global petrochemical industry, registered an average price in the year of US$462/ton, down 45% from 2014. In 4Q15, the average price stood at US$412/ton, down 4% from 3Q15. The decline is partially explained by the 13% drop in crude oil prices in the period, to an average price of US$43/bbl, which were pressured by concerns with the expansion in global supply in a scenario of weaker demand, especially from China.

The average price of natural gas in 2015 was US$139/ton (US$2.76/MMBTU), down 39% from 2014. In the quarter, the average price stood at US$119/ton (US$2.36/MMBTU), decreasing 18% from 3Q15, with a higher volume of inventory due to the strong production in the United States and the weak demand in the period.

The average spread1 of Braskem’s thermoplastic resins2 reached US$1,125/ton in 2015, down 25% from 2014. In the quarter, the average spread fell 10%, mainly due to the declines in international references in the Asian market. In the case of the key basic petrochemicals3 , average spreads contracted 29% on the back of lower crude oil prices.

United States, Europe and Mexico:

Braskem’s United States & Europe operations posted important results in 2015, supported by their operating performance, with record-high production, high petrochemical margins and stronger PP demand fueled by economic growth. The PP plants in the USA & Europe operated at an average capacity utilization rate of 98%, up 6 p.p. on the prior year, and produced 1.97 million tons. PP spreads4 in the USA expanded 163% in 2015 due to the decline in propylene prices caused by oversupply and strong demand for PP in the U.S. market.

The petrochemical complex in Mexico, which is operated by the subsidiary Braskem Idesa, reached 99% completion. The utilities facility is already operational and the main and accessory feedstocks have already been delivered to the site to support the cracker’s startup and the launch of polyethylene production. Polyethylene production is expected to start already in 1Q16, further improving diversifying in terms of feedstock profile (gas-based complex) and markets with the production of PE in Mexico.

Braskem – Consolidated:

In the year, Braskem posted record EBITDA of US$2,808 million, up 17% from the prior year. In Brazilian real, EBITDA also reached a record of R$9,372 million, mainly supported by (i) operating performance; (ii) healthy resins spreads in the international market; (iii) higher export volume; (iv) good performance of the USA & Europe operations; and (v) the 42% average Brazilian real depreciation.

In 2015, 43% of Braskem’s net revenue (ex-resales of naphtha and condensate) came from international market, due to its exports from Brazil and its operations in the United States and Germany.

Consolidated net income amounted to R$158 million in the quarter and R$2,899 million in the year, or R$220 million and R$3,140 million attributable to the Company’s shareholders, related to Parent Company net income.

On Dec. 31, 2015, Braskem’s net debt stood at US$5,411 million, down 5% from the balance at the end of the third quarter. The reduction in net debt combined with the recovery in EBITDA in the last 12 months led financial leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, to decline from 2.05 times at the end of the third quarter to 1.91 times at the end of 2015.

In line with its strategy to cut expenses, Braskem launched a program with 11 work fronts, which include improving processes and optimizing the scope and structure, for potential recurring annual savings of R$400 million, whose benefits should be fully attained in 2017. In 2015, these initiatives captured recurring gains of R$156 million.

Attesting to its commitment to sustainability, Braskem was included for the eleventh straight year in the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (BM&FBovespa).

1 Difference between the price of petrochemicals and the price of naphtha.

2 53% PE (USA), 34% PP (Asia) and 12% PVC (Asia), in accordance with the capacity mix of Braskem’s industrial units in Brazil.

3 80% ethylene and propylene, 20% BTX (base Europe).

4 Difference between the US PP price and the US Propylene price.

PERFORMANCE

▶  Net Revenue

In 4Q15, Braskem’s consolidated net revenue was US$3.2 billion, down 13% from 3Q15. In Brazilian real, net revenue was R$12.3 billion, down 6%, which is explained by the contraction in sales volume caused by the deterioration in Brazil’s economic situation, seasonality and the unscheduled shutdown caused by the incident at the cracker in São Paulo. Excluding naphtha/condensate resales from the analysis, net revenue in the quarter decreased 17% in U.S. dollar and 10% in Brazilian real.

Compared to 4Q14, consolidated net revenue in U.S. dollar decreased 30%, reflecting the decline in resin and basic petrochemical prices in the international market, following the decline in crude oil and naphtha prices. In Brazilian real, consolidated net revenue increased 6%.

Overseas revenue ex-resales of naphtha and condensate amounted to 42% of Braskem’s total revenue, of which R$2.2 billion came from exports. In U.S. dollar, this figure was US$1.3 billion in 4Q15 (US$571 million from exports), down 26% from the prior quarter, which is basically explained by the lower export volume due to seasonality, the unscheduled shutdown of the São Paulo cracker and the lower petrochemical spreads in the period, especially in Asia. Compared to the same period of 2014, overseas revenue declined 32%, which is explained by the same factors.

*Exports of goods made in Brazil

In 2015, Braskem's consolidated net revenue was US$14.3 billion, down 27% from the prior year. In Brazilian real, net revenue was R$47.3 billion, increasing 3%. The reduction in international resins and basic petrochemicals prices due to lower oil and naphtha prices was partially offset by the increase in total sales volume and the 42% average Brazilian real depreciation between the periods. Excluding naphtha/condensate resales from the analysis, net revenue in the quarter decreased 29% in U.S. dollar and was stable in Brazilian real.

On the same basis, overseas revenue, in U.S. dollar, came to US$6.8 billion, down 20% from 2014, also influenced by the lower average price of resins and basic petrochemicals in the international market. In Brazilian real, overseas revenue accounted for 43% of Braskem’s total revenue, at R$22.7 billion, of which R$10.2 billion came from exports.

United States & Europe:

Operations in the United States & Europe posted 4Q15 net revenue of US$615 million, an increase of 2% from 3Q15. In Brazilian real, the unit’s net revenue was R$2,363 million, advancing 10% on 3Q15. The increase is explained by (i) better international spreads for PP in the U.S. market5 , which increased 11% in the period; and (ii) record PP sales volume for the third straight quarter.

In 2015, USA & Europe operations posted net revenue of US$2,473 million, or R$8,240 million, an increase of 4%. The increase is explained by better resin prices in the U.S. market and higher sales volume in the PP market.

Highlights by Segment

▶  Capacity utilization rate

In 4Q15, Braskem’s crackers operated at an average capacity utilization rate of 83% and were adversely affected by the incident on Oct. 14 at the industrial unit located at the Capuava Petrochemical Complex in Mauá, Greater São Paulo, which shut the unit down for 39 days until operations resumed on Nov. 22. Excluding this incident, the utilization rate in 4Q15 would have been 91%, in line with previous quarters.

The PP plants in Brazil operated at an average utilization rate of 76% in 4Q15, up 2 p.p. from 3Q15, a period that was affected by the scheduled maintenance shutdown at the Rio de Janeiro site.

The PE plants operated at an average utilization rate of 81%, down 11 p.p. from 3Q15, due to the incident at the Capuava Petrochemical Complex in Mauá, São Paulo.

The PVC plants operated at an average utilization rate of 82%, increasing 8 p.p. on the prior quarter.

In 2015, Braskem’s crackers operated at an average capacity utilization rate of 89%, an increase of 3 p.p. from 2014. The increase is mainly explained by the improvements in processes and the investments made over recent years, as well the company’s capacity to export any surplus volumes not absorbed by Brazil’s domestic market.

Furthermore, it is important to note that the current levels of feedstock prices led to a partial recovery in the competitiveness of naphtha-based crackers compared to gas-based ones, which supported the better performance of the complexes in Bahia and Rio Grande do Sul, which offset the incident at the complex in São Paulo and the lower supply at the Rio de Janeiro cracker.

United States & Europe:

At the USA & Europe Unit, the PP plants operated in the quarter at an average capacity utilization rate of 101%, up 4 p.p. on 3Q15, due to the focus on producing higher-productivity grades and the normalization of operations following the maintenance shutdown at the Schkopau unit in Germany in 3Q15.

In 2015, the PP plants operated at an average utilization rate of 98%, up 6 p.p. from 2014, mainly due to the good operating performance and the recovery in the U.S. economy.

5 U.S. PP price vs. U.S. Propylene price.

▶  Polyolefins

Brazilian market: the sharp slowdown in economic activity in prior quarters continued in 4Q15, leading the estimated market for polyolefins (PE and PP) to contract 10% on the prior quarter, to 859 kton. Compared to the same period last year, the estimated market contracted by 13%.

Production: production volume in the quarter was approximately 1,007 kton, down 4% from 3Q15, mainly due to the unscheduled maintenance shutdown of lines at the complex in São Paulo, as explained above. Compared to 4Q14, production volume was stable.

Domestic sales: Braskem’s sales amounted to 633 kton in 4Q15, down 13% from 3Q15. Compared to 4Q14, sales volume declined 7%, following the market trend. Market share stood at 74%, down 3 p.p. on the prior quarter.

Export sales: export sales volume came to 275 kton, decreasing 32% on the prior quarter, which is explained by the priority on sales in the domestic market, given the drop in production caused by the incident at the São Paulo site. Compared to 4Q14, export sales remained stable.

*Includes figures for Green PE as of 1Q15.

Heavily impacted by the weak performance of the Brazilian economy in 2015, domestic demand for polyolefins (PE and PP) was approximately 3.9 million tons, down 5% from 2014.

In 2015, production volume reached 4.2 million tons, up 4% from 2014, supported by high utilization rates throughout the year and the Company’s capacity to export volumes not absorbed by the domestic market.

Braskem’s domestic polyolefins sales contracted 3% to 2,833 kton. Its market share in 2015 stood at 73%, expanding 2 p.p. on 2014.

Meanwhile, export sales amounted to 1,307 kton, increasing 22% on 2014.

▶  Vinyls

Brazilian market: in 4Q15, estimated PVC consumption amounted to 221 kton, decreasing 18% from 3Q15. Compared to 4Q14, this volume contracted by 31%.

Production: PVC production volume was 147 kton in 4Q15, up 10% from 3Q15 and down 3% from 4Q14. Caustic soda production volume was 114 kton, stable from 3Q15 and 2% higher than in 4Q14.

Domestic sales: PVC sales in the domestic market amounted to 118 kton in 4Q15, down 14% from 3Q15. Compared to 4Q14, sales volume accompanied the market's performance and contracted 30%.

Caustic soda sales volume was 109 kton, down 4% from 3Q15. Compared to the year-ago period, caustic soda sales volume decreased 5%, which is explained by the weaker performance of the economy, especially in the aluminum industry.

Export sales: The new dynamic imposed by the contraction of the domestic market and new exchange rate level led the Company, for the third quarter straight, to export part of its PVC production, with export sales volume reaching 13 kton in 4Q15.

In 2015, Brazilian PVC demand came to approximately 1,048 kton, decreasing 16% from 2014. The infrastructure and construction sectors, which are the resin’s main consumers, were the ones that suffered the most from the effects of the economic crisis during the year.

PVC production volume in the year was 542 kton. Braskem’s domestic sales in the period stood at 529 kton, decreasing 20% from 2014, with a market share of 51%.

In 2015, Braskem, taking advantage of more competitive opportunities overseas, began exporting PVC. Total PVC export volume in the period was 65 kton. In the case of caustic soda, production volume was 436 kton and domestic sales volume was 435 kton in 2015.

▶  Basic Petrochemicals

Ethylene production in the fourth quarter came to 787 kton, down 10% from 3Q15, affected by the unscheduled shutdown caused by the incident at the complex in São Paulo. Compared to 4Q14, production volume fell 3%.

Performance (tons)	4Q15	3Q15	4Q14	Change	Change	2015	2014	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Production
Ethylene	786,949	871,006	810,966	-10%	-3%	3,357,078	3,237,886	4%
Propylene	329,136	354,719	323,231	-7%	2%	1,389,796	1,306,636	6%
Butadiene	89,959	101,279	98,295	-11%	-8%	389,272	374,827	4%
BTX*	231,914	271,985	263,440	-15%	-12%	1,031,280	1,013,873	2%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: the Company's total sales amounted to 225 kton in 4Q15, down 15% from the previous quarter, mainly reflecting the products’ lower supply and seasonality. Compared to 4Q14, sales decreased by 4%.

Butadiene: butadiene sales volume was 91 kton in the quarter, down 11% from 3Q15, when sales benefited from a one-off increase in demand, mainly in Europe. Compared to 4Q14, sales volume fell 9%.

BTX: BTX sales volume amounted to 256 kton, in line with 3Q15. Compared to 4Q14, sales volume fell 6%, mainly on weaker domestic demand for benzene and paraxylene.

Performance (tons)	4Q15	3Q15	4Q14	Change	Change	2015	2014	Change
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Total Sales
Ethylene/Propylene	225,240	264,308	233,422	-15%	-4%	965,154	957,123	1%
Butadiene	91,386	102,689	100,016	-11%	-9%	385,514	378,853	2%
BTX*	255,572	254,889	273,142	0%	-6%	1,037,307	1,012,091	2%
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

In 2015, despite being affected by the incident at the São Paulo site and the feedstock supply issues at the Rio de Janeiro site, ethylene production reached 3.4 million tons, increasing 4% from 2014. The main factors contributing to this performance were (i) the good operating performance; (ii) the improvement in the competitiveness of naphtha-based crackers in the international market due to lower oil and naphtha prices; and (iii) the Company's capacity to export the surplus production not absorbed by the domestic market.

The production volume of the main basic petrochemicals also increased from the prior year, led by the production of propylene and paraxylene, which benefited from the high average cracker utilization rate.

In this context, ethylene/propylene sales volume grew 1%. BTX and Butadiene sales increased 2% in 2015.

▶  United States & Europe:

Regional market: U.S. demand for PP increased 7% from 4Q14, explained by the recovery in the country’s economy and the increased competitiveness PP over substitute materials. In Europe, PP demand in the quarter increased 5.09% from the prior quarter. Compared to 4Q14, European demand increased 6.09%.

Production: production stood at 510 kton in the quarter, up 4% from 3Q15, which is mainly explained by: (i) stronger demand after the holiday season in the Northern Hemisphere; and (ii) the ramp-up of utilization rates following the scheduled shutdown at the Germany unit. Compared to 4Q14, production volume advanced 9%.

Sales: PP sales volume in the quarter was 517 kton, increasing 3% and 14% from 3Q15 and 4Q14, respectively. In both periods, the increases are mainly explained by the good performance of PP against substitute materials and the improvement in local economies.

Performance (tons)	4Q15	3Q15	4Q14	Change	Change	2015	2014	Change
UNITED STATES AND EUROPE	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Sales
PP	517,329	502,293	453,582	3%	14%	1,973,274	1,862,560	6%

Production
PP	509,806	490,788	469,376	4%	9%	1,967,028	1,855,676	6%

In 2015, U.S. demand for PP increased 5.5%. This good performance reflects the gain in competitiveness resulting from the lower price of propylene due to the product’s oversupply. In Europe, PP demand increased 5.18% in the year.

Initiatives to improve industrial productivity, such as identifying the best products for each plant, optimizing production parameters for each product (accelerating the production pace of these products) and adopting initiatives to eliminate logistics bottlenecks in inbound feedstock shipments, supported growth of 6% in PP production volume on the previous year.

Sales volume in the year advanced 6%, accompanying the higher supply and the improvement in the economic scenario, especially in the United States.

▶  Cost of Goods Sold (COGS)

Braskem's cost of goods sold (COGS) in 4Q15 amounted to R$9.5 billion, decreasing 4% from 3Q15, which is basically explained by lower feedstock prices and lower sales volume. In U.S. dollar, COGS was US$2.5 billion, down 12%.

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported from producers in North African and South American countries. The ARA naphtha price reference for domestic supply (three-month moving average) stood at US$422/ton in 4Q15, down 17% from US$510/ton in 3Q15. The average ARA naphtha price, the price reference for imported naphtha, stood at US$412/ton, down 4% from US$429/ton in 3Q15.

Following the signing of a new naphtha supply agreement with Petrobras on Dec. 23, 2015, the portion of naphtha acquired from Petrobras will be priced at 102.1% of the average ARA price in the previous month.

In 4Q15, the Mont Belvieu price reference for ethane consumed by the Rio de Janeiro cracker decreased 8% from 3Q15, to US$18 cts/gal (US$130/ton). The price reference for propane increased 3% to US$42 cts/gal (US$217/ton).

Compared to 4Q14, COGS in BRL decreased 6%, reflecting the average USD appreciation in the period, which offset the decline in international naphtha prices following the new level of crude oil prices.

In 2015, COGS amounted to R$36.9 billion, decreasing 8% from 2014. The higher sales volume and Brazilian real depreciation were offset by lower feedstock prices in the international market. In U.S. dollar, COGS came to US$11.1 billion, down 35% from 2014.

United States & Europe:

Propylene, the main feedstock used by our units in the United States & Europe, accounted for 16.2% of consolidated COGS in 4Q15. The average international price reference in the U.S. Gulf (USG) stood at US$691/ton, down 6% from the previous quarter, supported by the oversupply of propylene in the U.S. market.

In 2015, the average USG reference price for propylene was US$859/ton, down 45% from 2014, as explained above.

▶  Selling, General and Administrative Expenses (SG&A)

In 4Q15, Selling, General and Administrative Expenses amounted to R$768 million, increasing R$114 million from the prior quarter. Compared to 4Q14, SG&A expenses increased 12%. In U.S. dollar, SG&A expenses came to US$200 million, up 6% from 3Q15.

Selling Expenses amounted to R$306 million in 4Q15, up 4% from 3Q15, reflecting the higher total sales volume at the USA & Europe operations and the corresponding effect from exchange variation. Compared to 4Q14, selling expenses remained stable.

General and Administrative Expenses amounted to R$462 million in the quarter, increasing 28% and 21% from 3Q15 and 4Q14, respectively, mainly due to: (i) higher payroll expenses (collective bargaining agreement), with wages adjusted retroactively to September at the units in Alagoas, Bahia and Rio de Janeiro; (ii) the impact from exchange variation on dollar-denominated expenses; and (iii) expenses with corporate publicity and advertising materials.

In 2015, Selling, General and Administrative Expenses amounted to R$2,624 million, up 5% from 2014, mainly due to (i) the higher sales volume and the effect from exchange variation on expenses at the United States & Europe unit; (ii) expenses related to innovation and technology; (iii) higher expenses with payroll and third-party services. In U.S. dollar, expenses amounted to US$788 million, down 26% from 2014.

▶  Other operating income/expenses:

The Company recorded R$707 million under “other operating expenses, net,” which comprises: (i) depreciation and maintenance of idle industrial plants, including the depreciation and maintenance of the São Paulo site during the period the unit was shut down, in the amount of R$152 million; (ii) provision for investment losses and expenses with projects of R$241 million; (iii) labor and tax claims in the amount of R$106 million; (iv) environmental provisions in the amount of R$66 million; and (vi) provision for the health insurance in the amount of R$54 million.

▶  EBITDA

Braskem’s consolidated EBITDA6 in 4Q15 amounted to R$2,234 million, decreasing 27% from 3Q15. The main factors contributing to this performance were (i) the lower sales volumes of resins and basic petrochemicals explained by seasonality; (ii) lower sales and exports due to the incident at the industrial unit located at the São Paulo Petrochemical Complex, where operations were shut down preventively for around 40 days; (iii) lower resins and basic petrochemicals spreads in the international market; which were partially offset by (iv) the 8% average Brazilian currency depreciation; and (v) the continued good performance of the USA & Europe operations. In U.S. dollar, EBITDA came to US$581 million. EBITDA margin excluding naphtha/condensate resales stood at 20%, down 5 p.p..

Compared to 4Q14, EBITDA advanced 8% in U.S. dollar and 65% in Brazilian real. EBITDA growth was driven mainly by (i) the 51% Brazilian real depreciation between the periods; and (ii) the higher volume of resin exports and the operating performance by the USA and Europa.

6 EBITDA is defined as the net result in the period plus taxes on profit (income tax and social contribution), the financial result and depreciation, amortization and depletion. The Company opts to present adjusted EBITDA, which excludes or adds other items from the statement of operations that help improve the information on its potential gross cash generation.

EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies.  However, note that EBITDA is not a measure established in accordance with International Financial Reporting Standards (IFRS) and is presented herein in accordance with Instruction 527 issued on October 4, 2012 by the Securities and Exchange Commission of Brazil (CVM).

In 2015, Braskem’s consolidated EBITDA amounted to R$9,372 million, increasing 67% from 2014. In U.S. dollar, EBITDA advanced 17% to US$2,808 million.

The improvement compared to 2014 is mainly explained by (i) the good operating performance; (ii) healthy resins spreads in the international market; (iii) higher export volume; (iv) the performance of the USA & Europe operations; and (v) the 42% average Brazilian real depreciation.

▶  Net Financial Result

The net financial result in 4Q15 was an expense of R$1,114 million, compared to an expense of R$174 million in the previous quarter.

Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated pegged assets). On Dec. 31, 2015, this exposure was composed of: (i) in operations, by 79% of suppliers, which was partially offset by 60% of accounts receivable; and (ii) in the capital structure, by 84% of net debt. Since its operating cash flow is heavily linked to the dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar and approximately 80% of its costs are pegged to this currency.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, it designated, as of May 1, 2013, part of its dollar-denominated liabilities as hedge for its future exports (hedge accounting of exports).

The subsidiary Braskem Idesa, aiming to better reflect exchange variation in its profit and loss, decided, on Oct. 1, 2014, to designate the dollar-denominated liabilities related to the financing of the Mexico project, which adopts a project finance model in U.S. dollar, as hedge for its future sales, which will be made in the same currency.

As a result, the exchange variation arising from liabilities related to the project, which amounted to US$3.2 billion on Dec. 31, 2015, is temporarily recorded under shareholders’ equity and transferred to the income statement only when such sales occur, thus enabling the simultaneous recognition of the impact of the U.S. dollar on its liabilities and sales.

In this context, the cumulative balance of the effect from hedge accounting was R$10 billion, while in the quarter the impact was negative R$245 million.

The effect from the 2% depreciation in the U.S. dollar7 on the consolidated net exposure generated a negative impact on the financial result of R$340 million.

Excluding the effects from exchange and monetary variation, the net financial result in 4Q15 was an expense of R$713 million, increasing by R$111 million from the expense in the prior quarter, which is mainly explained by the R$89 million impact on “Net Interest on Tax Provisions” due to a tax contingency, and by the impact on “Other Expenses” from the reestablishment on July 1, 2015 of the PIS and COFINS tax rates on financial income, after having been zeroed since 2005.

On the same basis, the net financial result in 2015 was an expense of R$2,328 million, or R$268 million higher than in 2014, which is explained by the impact from exchange variation on the outstanding balance of dollar-denominated debt; and the reinstatement of PIS and COFINS taxes on financial income; which were partially offset by the higher balance of cash and equivalents and the higher returns on financial investments due to the cumulative increase in the basic interest rate. The following table shows the composition of Braskem’s net financial result.

R$ million	4Q15	3Q15	4Q14	2015	2014
Financial Expenses	(1,197)	(1,141)	(559)	(4,194)	(2,746)
Interest Expenses	(435)	(505)	(348)	(1,688)	(1,273)
Monetary Variation (MV)	(103)	(100)	(82)	(377)	(320)
Foreign Exchange Variation (FX)	(283)	(285)	193	(1,035)	(39)
Net Interest on Fiscal Provisions	(114)	(14)	(117)	(152)	(222)
Others	(262)	(237)	(205)	(941)	(892)
Financial Revenue	84	967	(162)	1,701	355
Interest	80	136	66	386	253
Monetary Variation (MV)	43	28	36	143	75
Foreign Exchange Variation (FX)	(57)	785	(281)	1,105	(46)
Net Interest on Fiscal Credits	2	2	1	9	30
Others	16	16	16	58	44
Net Financial Result	(1,114)	(174)	(721)	(2,493)	(2,391)
R$ million	4Q15	3Q15	4Q14	2015	2014
Net Financial Result	(1,114)	(174)	(721)	(2,493)	(2,391)
Foreign Exchange Variation (FX)	(340)	500	(88)	70	(85)
Monetary Variation (MV)	(60)	(71)	(46)	(235)	(246)
Net Financial Result Excluding FX and MV	(713)	(602)	(588)	(2,328)	(2,060)

▶  Net Income

Braskem posted consolidated net income of R$158 million in the quarter and R$2,899 million in the year, or R$220 million and R$3,140 million attributable to the Company’s shareholders, related to Parent Company net income. In both cases, the result benefitted from the good operational performance and from the adoption of hedge accounting, which better translates the effects from exchange variation on dollar-denominated liabilities to the Company's results.

Dividends

7 On December 31, 2015, the Brazilian real/U.S. dollar exchange rate (end of period) was R$3.9048/US$1.00.

The Management of Braskem proposes to the Annual Shareholders' Meeting to be held on April 6, 2016, the distribution of dividends in the aggregate amount of R$1 billion (see Note 24 to the 2015 Financial Statements – Equity – Items (f) Dividends proposed and appropriation of profit and (f.1) Profit or loss and dividends proposed).

▶  Capital Structure and Liquidity

On Dec. 31, 2015, Braskem's consolidated gross debt8 stood at US$10.5 billion, which includes the debt from the Mexico project in the amount of US$3.2 billion. Since the Mexico Project is financed by a project finance structure in which the project’s debt is repaid exclusively using its own cash flow, it is not included for the purpose of analyzing the Company's debt and leverage ratio.

On this basis, Braskem's gross debt stood at US$7,294 million, in line with the balance on Sept. 30, 2015. At the end of the period, 79% of gross debt was denominated in U.S. dollar.

Cash and equivalents amounted to US$1,917 million. Excluding the cash balance held by the subsidiary Braskem Idesa, cash and equivalents amounted to US$1,883 million, increasing US$277 million from the prior quarter. The balance of cash and equivalents pegged to the dollar was 65%. As a result, Braskem’s net debt decreased 5% in USD and 7% in BRL to US$5,411 million and R$21,128 million. At the end of the period, 84% of net debt was denominated in U.S. dollar.

In line with its strategy to maintain high liquidity and its financial health, the Company also maintains two stand-by credit facilities in the amounts of US$750 million and R$500 million, both of which mature in 2019. The Company's stand-by credit facilities do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low risk rates (credit default swap) and high credit ratings participated in the transactions.

The lower dollar-denominated net debt combined with the 17% EBITDA growth in the last 12 months supported improvement in financial leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, which ended the quarter at 1.91x, down 7% from 3Q15. In Brazilian real, this leverage ratio stood at 2.23x, down 16%.

8 As from 3Q15, the Company's gross debt calculation includes the net balance of derivative instruments.

On Dec. 31, 2015, the average debt term was 15.7 years, and considering only dollar-denominated debt, the average debt term was 18.7 years. The average debt cost on Dec. 31, 2015 was 6.13% in U.S. dollar and 11.58% in Brazilian real, compared to 6.07% and 11.09%, respectively, in the prior quarter.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s amortization schedule as of Dec. 31, 2015.

Braskem’s high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 39 months. Considering the stand-by credit facilities, this coverage is 45 months.

Risk rating

In 2015, Braskem maintained investment grade ratings at the three main risk-rating agencies. This was the first time the Company’s rating assigned by Standard & Poor’s and Fitch was higher than Brazil’s sovereign credit rating.

In December, Standard & Poor’s reaffirmed Braskem’s rating of “BBB-“ (global scale), which is above the sovereign rating and offers the possibility of surpassing the sovereign rating by two notches. According to the agency, the reaffirmation of the rating reflects the Company’s (i) strong liquidity; (ii) solid cash generation; and (iii) geographic diversification.

CAPITAL EXPENDITURE[9]:

In 2015, Braskem invested R$2,376 million. The R$242 million increase compared to the initial estimate of R$2,135 million is explained mainly by the effect from the translation to Brazilian real of the investments made in U.S. dollar.

Excluding Braskem’s contributions to the Mexico project from the analysis, total investment came to R$1,272 million, down 3% from the initial estimate of R$1,316 million. Of this amount, R$1,174 million, or approximately 90% of the total, was allocated to industrial operations (R$214 million of which in the USA & Europe operations, equivalent to US$64 million), including the investments related to operating efficiency, HES, productivity and maintenance. The remainder was allocated to other projects, such as the investment in UTEC production in La Porte, Texas (USA).

Mexico Project

In 2015, Braskem’s expenditures with the project came to US$323 million or R$1,104 million, with this figure affected by exchange variation.

Capital Expenditure in 2016

Braskem plans to invest R$3,660 million in 2016, with 50% of this amount pegged to the USD, related to operational investments at the USA & Europe units (US$117 million) and the Company’s disbursements for the Mexico project (US$329 million), in the aggregate amount of US$447 million. Regarding the Mexico project, Braskem’s expected disbursements are mainly associated with working capital and contractual obligations under the project finance structure to accrue a reserve account (minimum cash) to meet the project’s debt service needs.

Excluding the Mexico project from the analysis, total projected investment for the year is R$2,333 million. Of this amount, approximately 75% will be allocated to maintenance, productivity, HES and operational efficiency, including disbursements with the scheduled maintenance shutdown of one of the lines at the cracker in Camaçari, Bahia, in 4Q16.

The remainder will be allocated to other strategic projects, including: (i) investments to produce UTEC in the USA, with production scheduled to start in the second half of 2016; (ii) investments to increase industrial productivity of the PP plants in the United States and Germany, aiming to meet the growing global demand for this resin in its regional markets at a competitive cost; and (iii) studies related to potential strategic and expansion projects.

9 Includes the operating investments, maintenance shutdowns and spare parts of Braskem and its subsidiaries and the capital injections/contributions to the Mexico project.

PIPELINE OF MAIN PROJECTS:

Consistent with its middle and long-term strategy, Braskem focuses on investments that improve the competitiveness and diversification of its feedstock and market profiles and strengthen its leadership in the Americas and in the biopolymers industry.

Project	Capacity (kton/y)	Investment
Ethylene XXI (integrated ethylene/PE project) Location: Coatzacoalcos, Mexico	1,050	US$5.2 bn

▪  JV between Braskem (75%) and Idesa (25%).

▪  Long-term contract (20 years) with PEMEX-Gás based on the Mont Belvieu gas price reference.

▪   In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing Mexican demand for PE of around 2 million tons, of which some 70% is currently met by imports.

▪  In October 2012, the Engineering, Procurement and Construction (EPC) contract was signed with a consortium for the complex’s construction formed by Odebrecht (40%), Technip (40%) and ICA Fluor (20%).

▪  Financed via a US$3.2 billion project finance structure that has already been fully disbursed:

▪  SACE: US$600 million;

▪  IDB and IFC: US$570 million A loan and US$700 million B loan;

▪  Brazilian Development Bank (BNDES): US$623 million;

▪  BancoMext and NAFIN: US$400 million;

▪  EDC: US$300 million.

▪   Construction: in 4Q15, the project's construction reached 99% completion. All engineering and procurement activities have been concluded. The project is currently in the commissioning phase, which includes tests of the processing plants. Around 700 people have already been hired and trained to run the future operation of Braskem Idesa.

▪  Major utility systems (steam generation, cooling water, fire-suppression system, filtered and demineralized water, air and nitrogen) are already operational and the entire logistics area and administrative buildings have been completed.

▪  The investments required at Pemex’s plants for the supply of ethane (pipelines and gas-fractionator plants) are virtually concluded for operating and supplying 100% of the project’s needs.

▪  The commercial team is in the final phase of transitioning between pre-marketing activities to startup. The subsidiary Braskem-Idesa has a portfolio of around 370 clients and partnerships already established with distributors in the domestic market and with traders in the export market.

▪  In 2015, Braskem Idesa received a refund of VAT tax in the amount of R$811 million related to the purchase of machinery and equipment for the project. The remaining balance of R$189 million should be refunded in the near term.

Priorities for 2016:

▪  Startup of all plants and conducting of the performance tests provided for in the EPC and technology licensing contracts.

▪  Conclusion of negotiations with export channels and providers of logistics services in order to launch sales in 1Q16.

BRASKEM’S COMPETITIVE ADVANTAGES:

▶   Plastics Chain Competitiveness Incentive Plan (PICPlast)

The Plastics Chain Competitiveness Incentive Plan (PICPlast), which was created in partnership with the Brazilian Plastics Industry Association (Abiplast) to develop structural programs to promote the competitiveness and growth of the country's plastics manufacturing industry, registered the following highlights:

▪  Over 900 Brazilian plastic converters benefited from initiatives developed under the plan to help develop Brazil’s industrial sector, benefiting more than 1,200 professionals working in the sector.

▪  The Sector Fund completed one year in December and has significant results since its launch, during which period it was joined by 317 companies in the plastics industry from all regions of Brazil. In 2015, the fund raised close to R$2.7 million, which will be allocated over the coming months to actions in communication, education, recycling and technical studies.

▪  In the area of recycling, the mapping and surveying of more than 500 companies in the industry and of over 1,800 voluntary collection points was concluded. The results of the georeferencing of these points can be consulted on the website and application. Another highlight was the compiling of important data for actions under the National Solid Waste Policy (PNRS), such as on processing capacity and volume recycled by plastic type.

▪  Some projects are already being implemented with the funds raised by the Sector Fund. That is the case of the Plastic Transforms Movement, a campaign targeting professionals in the manufacturing industry that was launched in December to disseminate quality information on plastics.

▪  It partnered with the Brazilian Micro and Small Business Support Service (Sebrae), and already in 2016 will start to offer in the industry an educational and consulting program on managerial development to encourage the growth of micro and small businesses operating in the plastics production chain.

▪  In the pillar incentives for plastic goods exports, the cumulative volume of resins supported by incentives reached 70 kton in December 2015, representing investment of over R$80 million over the last two years.

▶   VISIO Program

Braskem continues to advance on its commitment to promote the development of its clients and to offer them special support. The highlights this quarter include:

▪  Esmaltec innovates using polypropylene to make refrigerator feet - The challenge was to reduce costs and boost the competitiveness of products without affecting product quality. So Esmaltec, one of Brazil’s main home appliance manufacturers, contacted Braskem. The solution proposed was to replace the raw material ABS used to make the feet with PP H201. The change resulted in a number of benefits for the company, such as lighter feet, lower raw material costs and logistics gains.

▪  Electro Plastic makes polyethylene films that improve savings and efficiency in pineapple cultivation – After confirming the application’s advantages on citrus and coffee plantations, the solution is now being used in pineapple cultivation. The use of plastic mulch promotes the harvesting of larger fruits in a shorter time, while also reducing production costs. Mulching makes it possible to shorten the cultivation cycle and to accelerate harvest by up to six months. The product also ensures gains on average of 25% in production volume, and pineapples that are up to 30% bigger than those planted without the plastic film. The solution also results in lower labor costs, since it eliminates manual weeding, which is considered very arduous; reduces electricity and water consumption, since it retains moisture in the soil for longer, requiring less frequent irrigation; and reduces herbicide use, since it blocks light, which prevents the proliferation of weeds.

▶   Sustainable development

Braskem continues to focus on strengthening its contribution to sustainable development. Its efforts in this area are structured along three main fronts: (i) increasingly sustainable Resources and Operations; (ii) increasingly sustainable Products; and (iii) Solutions for a more sustainable life. Some of the highlights in the quarter and year follow:

▪       The Aquapolo project made it possible to reuse some 8.4 billion liters of water obtained from treating household sewage, which avoided the withdrawal of water from bodies of water and corresponds to the annual consumption of 224,000 people.

▪        In partnership with Starbucks® Brasil, a pilot project was launched for the use of I’m greenTM plastic. Recycled plastic cups and used coffee grounds were used to make trashcans that will be installed inside select stores.

▪        The Company actively contributed to giving a Brazilian viewpoint during the drafting of the Sustainable Development Goals (SDGs) of the United Nations (UN) and in the launch event together with leaders of some 150 nations of the world.

▪         In 2015, the Company was elected the best public corporation by the Carbon Disclosure Project Brazil (CDP Brasil) in the category transparency, and was included for the fourth straight time in the Carbon Efficient Index (ICO2) of the São Paulo Stock Exchange (BM&FBOVESPA).

▪        Braskem's Green PE, the first biobased polyethylene to be manufactured on an industrial scale, is commemorating its fifth anniversary. Today, our portfolio includes more than 80 brands in various segments and countries in South and North America, Europe, Asia and Oceania.

Other Events

Claims

In early March 2015, Braskem became aware, in connection with statements made in legal proceedings brought against third parties, of claims of alleged undue payments in benefit of the Company in the feedstock supply agreements entered into with Petrobras between 2006 and 2012 ("Claims"). To the best of its knowledge, Braskem is not a defendant in any criminal or civil lawsuit in Brazil with regard to such Claims.

In light of such Claims, the Company proactively launched an internal investigation procedure ("Investigation"). Braskem hired law firms in Brazil and the United States with proven experience in similar cases to conduct the process.

Braskem has voluntarily communicated with the agencies regulating the capital markets in Brazil (Securities and Exchange Commission of Brazil – CVM) and in the United States (U.S. Securities and Exchange Commission – SEC and U.S. Department of Justice), keeping them informed of the investigation's progress.

Class actions

A class action has been filed in the U.S. courts by the Boilermaker-Blacksmith National Pension Trust (Lead Plaintiff). The Company hired a U.S. law firm and filed its first defense (motion to dismiss) on December 21, 2015.

For more information on the Claims and Class Actions, see Note 23 (d) of the 2015 Financial Statements.

OUTLOOK

For 2016, an update published in January by the International Monetary Fund (IMF) revised downward its projection for global growth from 3.6% to 3.4%. According to the IMF, three factors continue to affect global activity: (i) the economic slowdown in China as the country continues its transition away from investment and manufacturing toward consumption and services; (ii) lower prices for energy and other commodities; and (iii) a gradual tightening in monetary policy in the United States.

For China, the IMF projects that economic activity will continue to decelerate this year. In 2015, China's GDP grew 6.9%, which is the weakest rate of the last 25 years, with this figure expected to decelerate to 6.3% in 2016. In general, the Chinese economy is evolving in line with expectations, but the IMF highlights that the country’s exports and imports are slowing faster than expected, which partially the reflects lower level of investment and industrial activity.

For the United States, the IMF expects the world’s largest economy to grow 2.6% in 2016. The U.S. economy remains resilient, but the stronger dollar has adversely affected the country’s industrial production and low crude oil prices have reduced investment.

In Brazil, for 2016, the expectation is for another year of negative GDP growth. According to the same IMF update, the scenario in Brazil should continue to deteriorate. GDP growth was revised downwards once again, with a contraction of 3.5% now expected for 2016. In this scenario, Brazil’s petrochemical industry should face a challenging year similar to the one in 2015, when domestic sales contracted 5.4% and domestic demand for chemicals fell 6.8%.

As a result, the capacity utilization rates of plants in the country’s chemical industry stood at 78%, the lowest level of the past eight years, and new investments in the industry will be planned only if the plants have the conditions to operate at significantly higher rates, which will occur only if the competitiveness of local producers improves.

In the global petrochemical industry, the expectation is for spreads to remain at healthy levels in 2016. Some type of volatility is possible, especially in the Asian market, with new PP capacities coming online in China, which is counterbalanced by a more a more positive scenario in the U.S. PP market. This makes the scenario more challenging from 2017 onwards, when a more relevant volume of gas-based capacities will come online in the United States.

With regard to the dynamics of the oil market, the United States and the European Union lifted their sanctions on Iran and the market tone has been set by concern with the country’s return to a market already affected by oversupply. This aspect is positive for the competitiveness of naphtha-based petrochemical producers.

In this context, Braskem’s strategy continues to be based on (i) diversifying its feedstock and geographic profile; (ii) strengthening its relations with Clients; (iii) developing Brazil’s petrochemical and plastics chain; (iv) capturing operating efficiency gains; (v) while maintaining the company’s financial health and cost discipline.

Another important highlight in 2016 is the commissioning of the Mexico Project, which brings important feedstock and geographic diversification to the Company’s asset portfolio. The Mexico project will have annual polyethylene (PE) production capacity in excess of 1 million tons using ethane feedstock supplied by Pemex Gás Petroquímica Básica (PEMEX). The expectation is that, with the start of the cracker and the PE plants, the formation of inventories and launch of sales of PE in Mexico should begin already in the first quarter of 2016. Over the course of the year, the operations are expected to ramp up gradually and more markedly as from the second half of the year.

In line with its strategy to cut expenses, Braskem will continue to roll out its cost-cutting program, with potential recurring annual savings of R$400 million, whose benefits should be fully attained in 2017.

Lastly, Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities for creating value for its Clients, Shareholders and Society and for increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

UPCOMING EVENTS:

▶       4Q15 and 2015 Earnings Conference Call – February 19, 2016 (Friday)

Portuguese 1:00 p.m. (Brasília) 10:00 a.m. (U.S. EST) 7:00 a.m. (Los Angeles) 3:00 p.m. (London) Dial-in: +55 (11) 2188-0155 Code: Braskem	English 2:30 p.m. (Brasília) 11:30 a.m. (U.S. EST) 8:30 a.m. (Los Angeles) 4:30 p.m. (London) USA: +1 (866) 890-2584 Other countries: +55 (11) 2188-0155 Code: Braskem

INVESTOR RELATIONS TEAM:

Pedro Teixeira de Carvalho	Rosana Cristina Avolio
IR Director	IR Manager
Phone: (55 11) 3576-9133	Phone: (55 11) 3576-9266
pedro.teixeira@braskem.com	rosana.avolio@braskem.com

Daniela Balle de Castro Zabisky	Stephan A. Szolimowski
IR Specialist	IR Analyst
Phone: (55 11) 3576-9615	Phone: (55 11) 3576-9513
daniela.castro@braskem.com	stephan.szolimowski@braskem.com

www.braskem-ri.com.br

EXHIBITS LIST:

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I

Consolidated Statement of Operations

 (R$ million)

Income Statement	4Q15	3Q15	4Q14	Change	Change	2015	2014	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Gross Revenue	14,109	14,857	13,410	-5%	5%	54,125	53,082	2%
Net Revenue	12,332	13,164	11,612	-6%	6%	47,283	46,031	3%
Cost of Good Sold	(9,524)	(9,960)	(10,082)	-4%	-6%	(36,902)	(40,057)	-8%
Gross Profit	2,809	3,203	1,530	-12%	84%	10,381	5,974	74%
Selling Expenses	(306)	(294)	(303)	4%	1%	(1,122)	(1,156)	-3%
General and Administrative Expenses	(462)	(360)	(383)	28%	21%	(1,502)	(1,349)	11%
Other Net Operating Income (expenses)	(542)	(75)	(12)	623%	4364%	(707)	96	-
Investment in Subsidiary and Associated Companies	1	(8)	4	-	-	2	4	-
Operating Profit Before Financial Result	1,499	2,466	835	-39%	79%	7,052	3,569	98%
Net Financial Result	(1,114)	(174)	(721)	540%	54%	(2,493)	(2,391)	4%
Profit Before Tax and Social Contribution	385	2,292	115	-83%	236%	4,560	1,179	287%
Income Tax / Social Contribution	(227)	(810)	(139)	-72%	63%	(1,661)	(452)	267%
Net Profit	158	1,482	(24)	-89%	-755%	2,899	726	299%
Earnings Per Share	0.28	1.98	0.08	-	-	3.95	1.09	263%

EXHIBIT II

EBITDA CALCULATION

 (R$ million)

EBITDA Statement	4Q15	3Q15	4Q14	Change	Change	2015	2014	Change
CONSOLIDATED	(A)	(B)	(C)	(A)/(B)	(A)/(C)	(D)	(E)	(D)/(E)
Net Profit (Loss)	158	1,482	(24)	-89%	-755%	2,899	726	299%
Income Tax / Social Contribution	227	810	139	-72%	63%	1,661	452	267%
Financial Result	1,114	174	721	540%	54%	2,493	2,391	4%
Depreciation, amortization and depletion	541	561	524	-4%	3%	2,115	2,056	3%
Cost	469	512	473	-8%	-1%	1,912	1,852	3%
Expenses	72	49	51	45%	41%	203	204	-1%
Basic EBITDA	2,039	3,027	1,359	-33%	50%	9,167	5,626	63%
Provisions for the impairment of long-lived assets (i)	128	8	(4)	-	-	140	(1)	-
Results from equity investments (ii)	(1)	8	(4)	-	-	(2)	(4)	-
Others (iii)	67	-	-	-	-	67	-	-
Adjusted EBITDA	2,234	3,044	1,352	-27%	65%	9,372	5,620	67%
EBITDA Margin	18.1%	23.1%	11.6%	-5.0 p.p.	6.5 p.p.	19.8%	12.2%	7.6 p.p.

(i)   Represents the accrual and reversal of provisions for the impairment of long-lived assets (investments, property, plant and equipment and intangible assets) that were adjusted to form EBITDA, since there is no expectation of their financial realization and if in fact realized they would be duly recorded on the statement of operations.

(ii)   Corresponds to results from equity investments in associated companies and joint ventures.

(iii)  Adjustments made, as they do not impact operating cash generation according to the Company: (a) Provision for retirees’ health plan (Nota 21.2.1) in the amount of R$54 million; and (b) provision related to the action for payment of dividends at Polialden Petroquímica S.A. (subsidiary merged in 2006).

EXHIBIT III

Consolidated Balance Sheet

 (R$ million)

ASSETS	12/31/2015 (A)	09/30/2015 (B)	Change (A)/(B)
Current	17,498	16,834	4%
Cash and Cash Equivalents	7,440	6,347	17%
Marketable Securities/Held for Trading	1	108	-99%
Accounts Receivable	2,735	3,347	-18%
Inventories	5,517	5,195	6%
Recoverable Taxes	1,272	1,476	-14%
Other Receivables	533	361	48%
Non Current	42,463	42,947	-1%
Marketable Securities/ Held-to-Maturity	46	35	31%
Compulsory Deposits and Escrow Accounts	277	256	8%
Deferred Income Tax and Social Contribution	3,227	3,594	-10%
Taxes Recoverable	1,304	1,245	5%
Insurance claims	63	125	-49%
Investments	86	196	-56%
Property, Plant and Equipament	33,962	34,185	-1%
Intangible Assets	2,888	2,836	2%
Others	610	475	28%
Total Assets	59,961	59,781	0%

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2015 (A)	09/30/2015 (B)	Change (A)/(B)
Current	16,682	15,628	7%
Suppliers	11,699	11,421	2%
Financing	1,969	2,169	-9%
Project Finance	302	208	46%
Derivatives	58	77	-25%
Salary and Payroll Charges	605	553	9%
Dividends and Interest on Equity	754	4	17464%
Taxes Payable	745	719	4%
Advances from Customers	120	126	-5%
Sundry Provisions	94	54	73%
Post-employment Benefit	0	0	0%
Other Payable	338	298	13%
Non Current	41,941	42,509	-1%
Suppliers	57	0	-
Financing	25,370	25,718	-1%
Project Finance	11,975	12,473	-4%
Derivatives	1,185	1,193	-1%
Deferred Income Tax and Social Contribution	731	824	-11%
Taxes Payable	27	31	-13%
Sundry Provisions	654	483	35%
Advances from Customers	31	50	-38%
Other Payable	218	249	-13%
Intercompany Loan	1,539	1,390	11%
Others	155	99	56%
Shareholders' Equity	1,338	1,644	-19%
Capital	8,043	8,043	0%
Capital Reserve	232	232	0%
Profit Reserves	2,882	466	519%
Treasury Shares	(50)	(50)	0%
Other Comprehensive Income*	(9,085)	(9,306)	-2%
Retained Earnings	-	2,942	-
Non Controlling Interest on Braskem Idesa	(685)	(684)	0%
Total Liabilities and Shareholders' Equity	59,961	59,781	0%

* Includes the exchange variation of financial liabilities designated as hedge accounting (Note 14.3 to the Financial Statements).

EXHIBIT IV

Cash Flow

 (R$ million)

Cash Flow	4Q15	3Q15	4Q14	2015	2014
Profit (loss) Before Income Tax and Social Contribution	385	2,292	115	4,560	1,179
Adjust for Net Income Restatement
Depreciation, Amortization and Depletion	541	561	524	2,115	2,056
Equity Result	(1)	8	(4)	(2)	(4)
Interest, Monetary and Exchange Variation, Net	438	1,522	510	3,250	1,561
Cost on divestment in subsidiary	-	-	-	-	(277)
Provision for losses - fixed assets	120	6	4	131	10
Cash Generation before Working Capital	1,482	4,389	1,148	10,053	4,524
Operating Working Capital Variation
Market Securities	105	(3)	(4)	119	(19)
Account Receivable	612	(594)	348	(39)	144
Recoverable Taxes	288	(29)	465	832	486
Inventories	(259)	13	(275)	(161)	(270)
Advanced Expenses	(101)	(3)	20	(67)	(36)
Other Account Receivables	(107)	3	78	(133)	28
Suppliers	490	(1,442)	749	(2,206)	(419)
Advances from Customers	(25)	11	(322)	(37)	(262)
Taxes Payable	(179)	338	(575)	221	(539)
Other Account Payables	383	577	397	708	677
Other Provisions	211	10	49	154	39
Operating Cash Flow	2,899	3,270	2,078	9,444	4,351
Interest Paid	(410)	(207)	(116)	(1,086)	(421)
Income Tax and Social Contribution	(143)	(39)	(42)	(232)	(138)
Net Cash provided by operating activities	2,345	3,024	1,920	8,125	3,792
Proceeds from the sale of fixed assets	0	1	1	1	11
Proceeds from the capital reduction of investments	-	-	-	-	315
Additions to Fixed Assets	(1,120)	(1,109)	(1,670)	(4,057)	(5,302)
Additions to Intangible Assets	(8)	(3)	(11)	(20)	(30)
Financial Assets Held to Maturity	2	-	17	2	29
Cash used in Investing Activities	(1,125)	(1,111)	(1,663)	(4,074)	(4,977)
Obtained Borrowings	1,071	2,003	876	6,983	8,069
Payment of Borrowings	(1,240)	(1,938)	(846)	(6,598)	(6,693)
Repurchase of Shares	-	-	-	(1)	-
Dividends	(0)	(0)	(0)	(482)	(482)
Non-controlling interests	-	-	0	-	-
Cash used in Financing Activities	(169)	65	30	(97)	894
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	41	(451)	(17)	(508)	(52)
Increase (decrease) in Cash and Cash Equivalents	1,093	1,526	271	3,446	(343)
Represented by
Cash and Cash Equivalents at The Beginning of The Period	6,347	4,821	3,722	3,993	4,336
Cash and Cash Equivalents at The End of The Period	7,440	6,347	3,993	7,440	3,993
Increase (Decrease) in Cash and Cash Equivalents	1,093	1,526	271	3,446	(343)

EXHIBIT V

Production Volume

PRODUCTION CONSOLIDATED
tons	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15

Polyolefins
PE's	589,755	576,079	643,577	605,110	654,264	684,594	686,812	623,150
PP	391,370	376,927	419,559	404,635	347,108	412,277	366,656	384,322
Vinyls
PVC	146,042	167,314	169,999	151,660	132,354	130,028	133,080	146,836
Caustic Soda	108,191	111,611	116,528	111,732	102,814	103,697	115,303	114,372
Basic Petrochemicals
Ethylene	789,559	789,769	847,593	810,966	826,657	872,465	871,006	786,949
Propylene	323,734	312,023	347,649	323,231	346,739	359,202	354,719	329,136
Benzene	154,170	156,674	188,172	172,715	169,339	166,077	174,966	156,593
Butadiene	90,353	88,775	97,404	98,295	92,137	105,898	101,279	89,959
Toluene	67,797	46,960	30,003	33,435	35,912	36,958	35,328	26,411
Fuel (m³)	249,700	273,893	222,521	229,494	294,639	256,117	233,250	241,237
Paraxylene	15,876	491	43,098	41,874	39,561	48,461	50,828	41,136
Orthoxylene	17,099	15,520	14,574	15,415	16,800	14,272	10,862	7,774
Butene 1	13,606	14,959	13,216	12,701	14,531	16,241	19,318	16,364
ETBE/ MTBE	73,813	69,096	82,351	80,767	77,192	75,837	77,765	75,740
Mixed Xylene	27,166	37,943	32,261	30,012	16,363	14,249	15,497	16,857
Cumene	64,029	55,127	46,121	48,583	47,395	57,857	54,896	42,931
Polybutene	7,103	8,314	5,783	4,348	6,542	4,768	5,600	2,958
Aromatic Residue	36,010	34,725	30,373	35,073	29,906	35,912	36,274	26,827
Petrochemical Resins	3,951	3,999	2,459	2,866	3,522	3,186	3,983	942
United States and Europe
PP	444,233	492,804	449,263	469,376	460,866	505,568	490,788	509,806
*Polyethylene data considers Green PE from 1Q15 onwards.

EXHIBIT VI

Sales Volume - Domestic Market – Main Products

Domestic Market - Sales Volume CONSOLIDATED
tons	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
Polyolefins
PE's	433,973	436,371	452,673	383,121	487,677	399,158	440,766	378,276
PP	303,076	287,569	314,415	298,989	312,046	271,065	288,754	255,084
Vinyls
PVC	164,398	155,098	172,361	167,692	154,051	121,508	136,254	117,680
Caustic Soda	118,655	109,634	121,556	110,238	104,364	107,829	114,257	109,248
Basic Petrochemicals
Ethylene	133,711	123,573	122,726	119,570	118,188	130,877	133,089	103,608
Propylene	49,974	47,835	57,378	53,737	46,552	61,470	72,627	65,431
Benzene	118,953	115,531	125,214	116,873	108,744	125,209	116,486	114,876
Butadiene	59,662	54,857	48,994	46,470	57,521	56,109	58,803	47,676
Toluene	12,451	9,809	11,109	12,057	11,627	8,632	6,528	10,674
Gasoline (m³)	176,726	203,779	106,701	141,963	290,416	126,925	6,548	175,704
Paraxylene	4,098	-	33,482	35,372	26,426	35,481	31,986	34,797
Orthoxylene	14,367	18,031	17,133	17,719	14,001	14,137	10,447	11,060
Mixed Xylene	14,645	11,409	12,680	15,083	11,906	9,557	9,824	12,257
Cumene	61,905	52,299	49,597	47,846	49,046	57,845	49,296	49,848
Polybutene	1,841	2,379	3,116	1,627	1,109	2,174	3,512	2,314
Aromatic Residue	34,743	33,324	31,493	30,139	32,567	34,413	34,059	24,860
Petrochemical Resins	2,574	2,623	2,651	2,214	1,431	1,870	1,832	1,973
*Polyethylene data considers Green PE from 1Q15 onwards.

EXHIBIT VII

Sales Volume - Export Market – Main Products

Export Market - Sales Volume CONSOLIDATED
tons	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15
Polyolefins
PE's	155,094	139,631	192,889	192,776	203,664	256,271	274,389	186,721
PP	75,925	104,728	123,957	83,278	52,788	113,891	131,106	88,365
Vinyls
PVC	-	-	24	-	24	3,187	48,738	13,426
Basic Petrochemicals Unit
Ethylene	-	3,812	4,407	3,619	12,093	12,421	18,217	20,128
Propylene	39,856	68,170	72,258	56,496	53,322	40,684	40,375	36,073
Benzene	33,846	28,956	66,642	61,209	49,326	49,174	48,396	54,504
Butadiene	31,816	34,540	48,968	53,546	34,891	42,917	43,886	43,710
Toluene	44,103	58,143	17,023	13,967	37,101	21,788	25,703	19,411
Gasoline (m³)	71,637	49,812	103,534	89,917	13,445	116,272	227,125	89,938
Paraxylene	5,024	5,030	-	15,945	10,250	14,950	15,342	10,251
Butene 1	1,497	1,225	20	72	1,590	1,715	19	39
ETBE/ MTBE	74,926	64,203	78,343	102,606	65,670	69,829	90,656	77,126
Mixed Xylene	16,115	19,291	24,720	16,402	8,892	5,838	8,224	5,190
Polybutene	4,849	3,599	2,347	1,648	2,211	3,917	2,638	1,054
United States and Europe
PP	460,108	478,584	470,286	453,582	460,278	493,373	502,293	517,329
*Polyethylene data considers Green PE from 1Q15 onwards.

EXHIBIT VIII

Consolidated Net Revenue

Net Revenue
R$ million	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15

Polyolefins
Domestic Market	3,578	3,400	3,644	3,486	3,582	3,342	3,705	3,402
Export Market	951	990	1,282	1,195	1,024	1,650	1,898	1,382
Vinyls
Domestic Market	697	624	679	691	637	593	663	679
Export Market	-	4	4	-	0	9	145	41
Basic Petrochemicals (Most Relevants)
Domestic Market
Ethylene/Propylene	679	590	603	565	446	595	693	564
Butadiene	198	191	150	122	114	119	165	134
Cumene	215	185	166	179	158	141	138	146
BTX	503	453	600	543	344	454	462	452
Others	426	487	306	311	436	288	141	373
Export Market
Ethylene/Propylene	142	230	256	210	196	164	178	164
Butadiene	109	123	159	144	72	116	152	128
BTX	255	241	266	223	164	221	230	212
Others	444	328	476	428	193	463	725	288
United States and Europe	2,042	1,942	1,947	2,004	1,751	1,985	2,140	2,363

Resale*	1,061	450	778	804	742	903	1,194	1,593
Quantiq	225	188	212	198	193	214	227	241
Others¹	319	426	196	508	144	336	307	169
Total	11,843	10,853	11,724	11,612	10,195	11,592	13,164	12,332
*Naphtha, condensate and crude oil
¹Includes pre-marketing activity in Mexico

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2016
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.